Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2005	2004	2003	2002	2001
Earnings:
Loss before income taxes and cumulative effect of accounting change	$(861)	$(761)	$(1,308)	$(3,860)	$(2,756)

Add: Total fixed charges (per below)	1,846	1,755	1,643	1,745	1,618

Less: Interest capitalized	65	80	71	86	144

Total earnings (loss)	$920	$914	$264	$(2,201)	$(1,282)

Fixed charges:
Interest	$897	$822	$665	$655	$515

Portion of rental expense representative of the interest factor	876	869	930	1,053	1,076

Amortization of debt expense	73	64	48	37	27

Total fixed charges	$1,846	$1,755	$1,643	$1,745	$1,618

Coverage deficiency	$926	$841	$1,379	$3,946	$2,900